SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (Rule 13e-100)

          Tender Offer Statement Under Section 13(e) of the Securities
                              Exchange Act of 1934


                              CFB BANCSHARES, INC.
                                (Name of Issuer)

                              CFB BANCSHARES, INC.
                       (Names of Persons Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                   12519Q 10 1
                      (CUSIP Number of Class of Securities)

                                  Billy M. Rice
                              CFB Bancshares, Inc.
                                1015 Main Street
                            Wartburg, Tennessee 37887
                                 (423) 346-2265
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                              Linda M. Crouch, Esq.
                 Baker Donelson Bearman Caldwell & Berkowitz, PC
                             SunTrust Bank Building
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37604
                                 (423) 928-0181

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Value*                              Amount of Filing Fee
            $999,988                                             $80.90
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $22.00 per share for the eligible common stock as of October 31, 2003 multiplied by our estimate of the maximum number of shares to be purchased (45,454).

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

     Amount Previously Paid: N/A
     Form or Registration No.: N/A
     Filing Party: N/A
     Date Filed: N/A

--------------------------------------------------------------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET

The information set forth under "Summary of Terms" and "Questions and Answers" in the Offer to Purchase for Cash dated November 11, 2003 (the "Offer to Purchase"), which is attached hereto as Exhibit 16(a)(l)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name of Issuer is CFB Bancshares, Inc. (the "Company"). The Company's principal executive office is located at 1015 Main Street Wartburg, Tennessee 37877, and its business telephone number is (423) 346-2265.

(b) As of October 31, 2003, the Company had 352,654 shares of common stock, $1.00 par value per share, issued and outstanding.

(c) The information required by this Item is set forth under "Information About the Company--Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

(d) The information required by this Item is set forth under "Information About the Company--Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company's common stock for cash during the last three years. The Company offered its shares to the public in a non-underwritten offering in 2003 for the purpose of funding a new bank in Oneida, Tennessee. The Company did not raise the capital necessary to fund the new bank and the offering terminated on September 10, 2003.

(f) In April 2003, the Company repurchased 1,250 shares for $23.00 per share. The repurchased shares were retired. Other than this repurchase in April 2003, the Company has not purchased any of its common stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13e-3 relates is the issuer, CFB Bancshares, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling shareholder of the Company are follows:

         Clyde Darnell
         Director
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         David Goodman
         Director
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         Samuel L. Hull
         Director and Chief Lending Officer of the Company's wholly owned subsidiary, Citizens First Bank ("Bank")
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         Wendell S. Langley
         Senior Vice President and Controller of Bank
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         Elizabeth Maden
         Vice President of the Bank and Secretary
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         Billy M. Rice
         President, Chief Executive Officer, and Director
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         C.H. Smith
         Director
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         Steven N. Smith
         Director
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

         James Frank Wilson
         Chairman of the Board
         1015 Main Street
         Wartburg, Tennessee 37887
         423-364-2265

(b) Not Applicable

(c)(1) and (2) The following is a list of the principal occupation of each officer and director of the Company as well as principal business address of such employment or occupation, as applicable. The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years.

Name and Address               Age      Principal Occupation and Business
----------------               ---      ---------------------------------
Clyde Darnell, Director         75      Retired grocer.
335 Letory Road
Wartburg TN 37887

David Goodman, Director         61      Timber businessman and farmer.
495 Old Hwy 27 Road
Lancing TN 37770

Samuel L. Hull, Director        59      Banker; currently Exec. Vice President
108 Moylan Lane                           of the Bank.
Oak Ridge TN 37830

Billy M. Rice, Director         48      Banker; currently President and Chief
112 Morgan Fields                       Executive Office of CFB and the Bank.
Wartburg TN 37887

C.H. Smith, Director            77      Retired businessman.
947 Old Hen Valley Rd
Oliver Springs TN 37840

Steven H. Smith, Director       48      Dentist.
285 Ollis Road
Oliver Springs TN 37840

James Frank Wilson, Director    58      Attorney.
154 S. Columbia Drive
Oak Ridge TN 37830

Wendell S. Langley              44      Director, Senior Vice President and
125 Bible Road                          Controller of the Bank
Oliver Springs TN 37840

Elizabeth Maden                 50      Vice President of the Bank and Secretary
218 Bonifacius Street
Wartburg TN 37887

The persons listed as directors have served as directors of CFB since August 2002 and as directors of the Bank since 1997. No director of CFB is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

3. The information included in the Offer to Purchase entitled "Information About the Company--Management Information" is also incorporated by reference. None of the individuals listed in Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

4. No individual discussed in Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5. Each of the individuals discussed in this Item (c) is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth under "Summary of Terms", "Questions and Answers", "Special Factors" and "The Tender Offer" in the Offer to Purchase and incorporated herein by reference.

(b) This tender  offer is available to all record  shareholders  and  beneficial
owners  of  the  Company's  common  stock,  including  officers,   directors  or
affiliates that own shares of the Company's common stock.

(c) This tender offer is available to all record shareholders and beneficial owners of the Company's common stock.

(d) Dissenting shareholders are not entitled to any appraisal or dissenters' rights under Tennessee law as a result of the tender offer discussed in this
Schedule 13e-3.

(e) Security holders will be entitled to the Company's corporate records in the manner permitted by applicable federal and Tennessee state law; however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled "Information About the Company--Beneficial Ownership of Directors and Executive Officers" is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1) Not applicable.

(2) The information included in the Offer to Purchase entitled "Information About the Company--Certain Indebtedness and Transactions of Management" is incorporated by reference.

(b) Not applicable.

(c) Not applicable.

(e) The information set forth in the Offer to Purchase entitled "Information About the Company--Beneficial Ownership of Directors and Executive Officers" is incorporated herein by reference.

The following table provides information with respect to outstanding stock options held by certain executive officers at October 31, 2003, the record date for this offer.

Billy M. Rice               5,000
Samuel L. Hull              5,000
Wendell S. Langley          2,000
Elizabeth Maden             1,000


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors--Background of Tender Offer", and "Special Factors--Purposes of the Offer" in the Offer to Purchase is incorporated herein by reference.

(b) The shares of common  stock  purchased  in this offer will be  retired.  The
information   in  the   "Offer  to   Purchase"   under  the   heading   "Special
Factors--Effects of the Tender Offer" is incorporated by reference.

(c) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors--Purposes of the Offer" and "Special Factors--Effects of the Tender Offer" in the Offer to Purchase is incorporated by reference.

ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in "Special Factors--Effects of the Tender Offer" and "Terms of the Offer--Source and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in "Terms of the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in "Information about the Company--Beneficial Ownership of Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company's pension, profit sharing, or similar plan, has engaged in any transaction in the Company's common stock during the past sixty (60) days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Billy Rice,  President  and CEO of CFB and the Bank,  and  Wendell  Langley,
Senior Vice President and Controller of the Bank, may solicit tenders pursuant to the Offer to Purchase, but these persons will not receive any additional compensation for the solicitations. No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the offer. The Company has retained Illinois Stock Transfer Company to act as Information Agent and as Depositary for the offer. It has not been authorized to make any solicitation or recommendation in or with respect to this offer. The Information Agent and Depositary will be paid customary fees and expenses for its services. See Item 7(c) above. The information included in "Additional Information" in the Offer to Purchase is incorporated by reference.

(b) Employees of the Company may perform administrative tasks in connection with the offer, and they will be not be separately compensated for such services.

ITEM 10. FINANCIAL STATEMENTS.

(a) The financial statements included in (i) the Company's Registration Statement on Form SB-2 for the year ended December 31, 2002, and (ii) the Company's quarterly report on Form 10-QSB for the period ending June 30, 2003, as filed with the SEC, are incorporated herein by reference. The information included in "Information About the Company--Summary Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

(b) No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company's financial condition or results of operations.

(c) The information included in "Information About the Company--Summary Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) None.

(b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

 Exhibit No.             Description
------------             ------------
16(a)(1)(i)              Offer to Purchase
16(a)(1)(ii)             Letter of Transmittal
16(a)(l)(iii)            Form  of  Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees
16(a)(1)(iv)             Form  of Letter to Clients for Use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(v)              Instruction  Form  For Shares Held by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(vi)             Form of Notice of Guaranteed Delivery
16(a)(i)(vii)            Letter  to  Shareholders from  Billy M. Rice, President
                           and Chief Executive Officer, dated November 10, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     A. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS (ITEM 7 OF SCHEDULE 13E-3).

(a) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors--Background of Tender Offer", and "Special Factors--Purposes of the Offer" in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Special Factors--Our Reasons for Pursuing the Tender Offer" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors--Background of Tender Offer", "Special Factors--Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Tender Offer" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Summary of Terms", "Special Factors--Purposes of the Offer", "Special Factors--Effects of the Offer" and "Special Factors--Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

     B. FAIRNESS OF THE TRANSACTION (ITEM 8 OF SCHEDULE 13E-3).

(a) The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors", "Special Factors--Effects of the Tender Offer on Affiliates as Shareholders" and "Special Factors--Effects of the Tender Offer on Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) purchase of the subject company's securities that would enable the holder to exercise control of the Company.

     C.  REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS  (ITEM 9 OF SCHEDULE
         13E-3).

(a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in "Special Factors--Determination of Fairness of Offer by our Board of Directors" in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

     D. THE SOLICITATION AND RECOMMENDATION (ITEM 12 OF SCHEDULE 13E-3).

(d) The Company has not granted any shareholder (including any executive officer, director or affiliate) any voting or similar right in connection with the offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its common stock pursuant to the offer. The information set forth in "Information About the Company--Beneficial Ownership of Directors and Executive Officers" and "Special Factors--Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CFB BANCSHARES, INC.




                                         By:   /s/ Billy M. Rice
                                         -------------------------------
                                         Billy M. Rice
                                         President and Chief Executive Officer

Dated: November 11, 2003

                                                             Exhibit 16(a)(l)(i)

                              CFB BANCSHARES, INC.

                           OFFER TO PURCHASE FOR CASH

                       Up to 45,454 SHARES OF COMMON STOCK

                                $22.00 PER SHARE

      This Offer to Purchase will expire at 5:00 p.m. Eastern Standard Time on December 12, 2003, unless the offer is extended or earlier terminated.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS OFFER, PASSED
    UPON THE MERITS OR FAIRNESS OF THIS OFFER OR PASSED UPON THE ADEQUACY OR
     ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE, AND ANY REFERENCE
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  INTRODUCTION

CFB Bancshares, Inc. (the "Company," "us," "we," "our," or "ours") is offering to purchase up to 45,454 shares of our common stock held by our shareholders as of the close of business on October 31, 2003 and continue to do so during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. The offer is conditioned, as to each eligible shareholder, upon that shareholder's tendering all of the shares of common stock held by the shareholder. Partial tenders will not be accepted.

We are offering to purchase these shares of common stock at $22.00 per share in cash. There is no public market for the common stock. Based on information provided to management, the last sales price of the common stock was $20.00. If you are an eligible record shareholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether transaction costs are applicable.

The purpose of this offer is to reduce the number of persons owning shares of the Company's common stock. If, after completion of this offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), the Board of Directors intends to deregister the Company's common stock with the Securities and Exchange Commission ("SEC") and become a private company. One result of our "going private" would be that we would no longer have to file periodic reports with the SEC, as required under the Exchange Act, including, among other reports, annual reports on Forms 10-KSB and quarterly reports on Forms 10-QSB. In addition, we would not be subject to the SEC's proxy rules. The Board of Directors estimates that this could result in a significant cost savings to the Company and allow management to focus on its regular business activities. This decision is principally in response to the recent enactment of the Sarbanes-Oxley Act legislation and additional reporting and audit requirements adopted thereunder applicable to all public companies. If this offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors will likely consider additional alternatives to achieve that result if it remains in the Company's best interests.

Any eligible  shareholder  who desires to tender all of his shares should either
(i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction. An eligible shareholder who desires to tender his shares and whose certificates for such shares are not immediately available may tender his shares by following the procedure for guaranteed delivery set forth in the Section entitled "Terms of the Offer--Procedure for Tendering Shares--Guaranteed Delivery."

If you have any questions regarding this offer or need additional copies of any of the offer documents, you should contact Illinois Stock Transfer Company who is serving as the Information Agent for this offer, at (312) 427-2953 (24 hours, collect calls accepted) or toll free at (800) 757-5755 (7:30 a.m. to 4:00 p.m. Central Standard Time). You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this offer. The Company's principal executive office is located at 1015 Main Street Wartburg, Tennessee 37877, and our telephone number is (423) 346-2265.

Please read this Offer to Purchase in its entirety before making a decision regarding the offer.

                                      NOTE

Neither the SEC nor any state securities commission has approved or disapproved this offer, passed upon the merits or fairness of this offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Tender Offer, except for the recommendation of our Board of Directors as set forth in the letter accompanying this offer to purchase from Billy M. Rice on behalf of the Board of Directors. No other person has been authorized to give any information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.

                       SPECIAL CAUTIONARY NOTICE REGARDING
                           FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like "expect," "anticipate," "estimate," and "believe," variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management's view only on the date of this offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.

                                SUMMARY OF TERMS

This summary of terms, as well as the questions and answers that follow, highlights selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the "Company," "we," "us," "our," and "ours" refer to CFB Bancshares, Inc. and its subsidiary, Citizens First Bank.

o The Company is offering to purchase for cash up to 45,454 shares of our common stock, $1.00 par value, held by shareholders as of the close of business on October 31, 2003, the record date. Additional information regarding the terms of the offer is set forth in "Terms of the Offer."

o If the number of shares tendered at the purchase price is less than or equal to 45,454 shares, we will purchase all tendered shares at the purchase price of $22.00 per share. If the number of shares tendered is more than 45,454 shares, we will purchase shares first from holders of less than 100 shares who have tendered all of their shares and then, on a pro rata basis from all other shareholders who tender shares.

o This offer is voluntary. Eligible shareholders may, but are not required to, tender their shares. However, eligible shareholders who wish to accept this offer must tender all of the shares they own. Partial tenders will not be accepted.

o    The purchase price we are offering is $22.00 per share.

o Shareholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether transaction costs are applicable.

o The purchase price will paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the offer. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive payment.

o This offer will expire at 5:00 p.m. Eastern Standard Time on December 12, 2003, unless we elect to extend it or terminate it earlier. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See "Terms of the Offer--Expiration and Extension of the Offer; Amendment."

o You may withdraw your tender of shares at any time up until the expiration of the tender offer. See "Terms of the Offer--Withdrawal Rights." If you elect to sell your shares to us, you will no longer be a shareholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this offer is completed.

o The sale of your shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. See "Special Factors--Certain United States Federal Income Tax Consequences." You should consult with your personal tax advisor before tendering your shares pursuant to this offer.

o If, after the completion of this offer, we have fewer than 300 shareholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. In addition, we will no longer be subject to the SEC's proxy rules. However, we currently intend to provide our shareholders with annual audited financial statements.

o Since this offer is voluntary, and the shares will be purchased at a price that is greater than the last known sales price, we have not engaged any person or entity to issue a "fairness" or similar opinion with respect to the offer.

If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact the Information Agent or talk with your broker.

                              QUESTIONS AND ANSWERS

Q:   Who is offering to purchase my shares?

A: CFB Bancshares, Inc. is offering to purchase up to 45,454 shares of its common stock held by shareholders who own shares on the record date of October 31, 2003.

Q:   Am I eligible to participate in the offer?

A: You are eligible to tender your shares, regardless of whether you own your shares of record (i.e. in your own name) or beneficially (i.e. in "street name" held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this offer.

Q:   What will the Company pay me for my shares?

A: We are offering to pay $22.00 per share of Company common stock, in cash, without interest.

Q:   Will I have to pay brokerage commissions?

A: No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will be incurred.

Q:   When will I receive my money?

A: Your check will be mailed promptly after the expiration of the offer. Please allow sufficient time for the postal service to deliver your check. We anticipate mailing checks on or about December 15, 2003, assuming this offering is not extended.

Q:   Do I have to tender my shares?

A: No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your right as a shareholder, including the right to vote your shares and receive dividends.

Q:   Can I tender less than all of my shares?

A: If you own less than 100 shares, you must tender all of your shares if you wish any of your shares to be purchased. If you own 100 or more shares, you may tender all of your shares or a portion of your shares.

Q:   How do I tender my shares?

A: If you hold your shares "of record" in your own name, you can tender your shares by completing and sending the enclosed Letter of Transmittal (the blue document) along with any other documents required by the Letter of Transmittal and your stock certificates to Registrar and Transfer Company (the "Depositary") at the address listed on the enclosed Letter of Transmittal.

     If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e. in "street name"), you should contact them if you desire to tender your shares. You will need to provide them with the instructions as to how to tender your shares included with this package.

     If you cannot deliver your shares or other required documents prior to the expiration date of this offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (the green document) followed by your certificates and other documents within three (3) days.

     You may also call the Information Agent at (312) 427-2953 (24 hours, collect calls accepted) or toll free at (800) 757-5755 (7:30 a.m. to 4:00 p.m. Central Standard Time). for additional information. See "Terms of the Offer--Procedure for Tendering Shares" for more detailed instructions.

Q:   How much time do I have to tender my shares?

A: You may tender your shares at any time until 5:00 p.m. Eastern Standard Time on December 12, 2003. We may extend the offer or waive any unfulfilled condition in our sole discretion.

Q:   How will I be notified if the offer is extended?

A: If the offer is extended past December 12, 2003, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date.

Q:   Until what time can I withdraw previously tendered shares?

A: You can withdraw tendered shares at any time prior to 5:00 p.m. Eastern Standard Time on the expiration date, December 12, 2003. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within twenty (20) business days of the expiration or extension of the offer.

Q:   How do I withdraw previously tendered shares?

A: You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Depositary at the address provided at the end of this Offer to Purchase.

Q:   What if I have lost my stock certificate?

A: If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the offer, please contact the Depositary at the address provided at end of this Offer to Purchase.

Q:   What is the Company's purpose in making this offer?

A: We are making the offer in order to reduce the number of shareholders owning the Company's common stock. If, after this offer, the number of shareholders is less than 300, we intend to deregister our common stock under the Securities and Exchange Act of 1934. As a result, we will no longer be subject to the SEC's periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in cost savings for the Company and will permit management to focus on its business opportunities. Also, we believe that this offer will provide an economical means for holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q: Will the Company remain a public company after the completion of this offer?

A: If this offer results in the number of our shareholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this offer, there are 300 or more shareholders of record remaining, the Company's Board of Directors will likely consider other options to reduce the number of shareholders below 300 and deregister if the Board determines it is in the best interests of the Company.

Q:   If I tender my shares, how many of my shares will the Company purchase?

A: All of the shares that you tender in our offer may not be purchased. We will purchase shares based on the following order of priority:

     First, we will purchase shares from all holders of "odd lots" of less than 100 shares and who tender all of their shares;

     Second, all other shares on a pro rata basis, except if proration results in shareholders owning fewer than 100 shares, those will be purchased in the first priority with odd-lots.

Q:   How will the Company pay for the shares?

A. The Company will pay for any tendered shares out of proceeds from an anticipated issuance of trust preferred securities. The Company anticipates issuing junior subordinated debentures to a wholly owned business trust which will, in turn, sell a like amount of capital securities through an underwritten offering to institutional investors. The Company will guarantee the payments required to be made in the future by the trust.

Q:   Can the Company amend the terms of the offer?

A. Yes. The Company reserves the right, in its sole discretion, to amend the offer in any respect. The Company will announce any amendment to the offer by making a public announcement of the amendment.

Q: Did the Board Of Directors receive any fairness opinions or similar reports regarding the fairness of the offer?

A: No. The Board of Directors did not receive any opinions or reports from outside financial advisors due to the fact that this is a voluntary offer for a limited number of shares at a price greater than the last known sales price.

Q:   What are the Federal income tax consequences of participating in the offer?

A: Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender. Your tender of shares may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the offer in view of your own particular circumstances before tendering your shares. See "Special Factors--Certain United States Federal Income Tax Consequences."

Q:   Who can I contact if I have additional questions about the offer?

A: If you have any additional questions, you may contact the Information Agent at the address or telephone number set forth at the back of this Offer to Purchase.

Q: What is the status of CFB's previously announced public offering of stock, the proceeds of which were to be used to fund a new bank in Oneida (Scott County), Tennessee?

A: CFB was unable to raise sufficient funds to adequately capitalize the new bank. Accordingly, the offering terminated on September 10, 2003. No new shares were issued in the offering. CFB incurred operating expenses totaling approximately $120,000 related to the offering.

                                 SPECIAL FACTORS

Background of Tender Offer

Citizens First Bank (the "Bank") was organized in 1997 and became subject to the Exchange Act reporting requirements in 1998 because it had over 500 shareholders of record at the end of fiscal year 1997. The Bank was required to file its Exchange Act reports with the Federal Deposit Insurance Corporation ("FDIC") until 2002 when the Company was organized and acquired 100% of the Bank in a share exchange whereby the Bank's shareholders became shareholders of the Company. The Company became subject to the reporting requirements of the Exchange Act in 2003 because it had over 500 shareholders of record as of the end of its fiscal year 2002.

There are approximately 566 shareholders of record who owned 352,654 shares of our common stock on the record date.

Our common stock is not listed on any exchange and there are no market makers of our stock. Accordingly, there is almost no trading of our common stock. This may be due, in part, to the relatively few number of shareholders owning the Company's stock. In addition, approximately 34% of the Company's common stock is beneficially owned or controlled by the executive officers and directors of the Company. Our limited trading market has not allowed our shareholders to recognize the primary benefit which should be available to shareholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.

Although our shareholders are provided some benefit from our being a publicly traded company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off-set this benefit. As a "reporting company" under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act, in addition to other reports and forms from time to time. In the wake of the Enron and WorldCom scandals, we are subject to increased and constantly changing regulatory requirements under the newly enacted Sarbanes-Oxley Act. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of senior management and financial staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and will continue to rise in the future.

Smaller publicly traded institutions, such as the Company, may have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. The Company currently pays estimated ongoing costs, totaling approximately $60,000 per year, as a public reporting company, such as compliance with filing forms 10-QSB, 10-KSB and proxy statements, Guide 3 compliance reviews, certification compliance and printing costs, which the Company would not incur as a private company. Those costs do not include the time and resources of the Company or its senior management and other employees in preparation of these reports and compliance with reporting obligations. We anticipate that our audit costs will increase by approximately $10,000 this fiscal year in order to comply with new regulations. The Company also incurs additional expenses of approximately $12,000 in connection with third-party internal audit reviews as a result of new independence regulations. In addition, we have received notice from our independent auditors that we will incur an estimated additional $100,000 for future compliance with new internal and external audit requirements and reporting obligations under Section 404 of the Sarbanes-Oxley Act and implementing regulations for fiscal year 2004 alone. Other costs such as legal expenses are also expected to increase by approximately $15,000 in 2004 due to new compliance and disclosure obligations. Given our relatively small number of employees and the size of our Company, the new regulatory requirements would create a substantial time burden on existing employees to comply and force the Company to hire additional employees at an estimated cost of $91,000 per year. The time spent by our management on preparation of required reports and compliance with these new regulations could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private Company will enhance our operating flexibility and resources to focus upon the long-range plans for the Company and needs of our customers. Also, due to our status as a bank holding company which owns a state bank, we will continue to be extensively regulated under other federal and state laws. The Bank will also be subject to periodic reporting requirements and inspections from certain regulatory agencies including the Federal Deposit Insurance Commission ("FDIC"), the Board of Governors of the Federal Reserve (the "Federal Reserve Board") and the Tennessee Department of Financial Institutions.

Purposes of the Offer

The Board of Directors has proposed the offer for the following purposes:

To Become a Private Company. If at the conclusion of this offer the number of Company shareholders of record is less than 300, the Board of Directors intends to deregister the Company's common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly. As a result, the Company's management will be able to better focus on its business activities, including any long term business strategies as well as the needs of our customers and remaining shareholders. Also, the Company will not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from the recently enacted Sarbanes-Oxley Act. If the Company continues to have more than 300 shareholders after this offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company shareholders to allow the Company to deregister with the SEC.

Reduce Expenses Associated with Administering Small Shareholder Accounts. The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company. As of the record date, we estimate that we had approximately 141 shareholders of record that held 99 or fewer shares and 337 shareholders who beneficially owned 200 or fewer shares. These eligible record and beneficial shareholders hold an approximate aggregate of 32,294 shares of our common stock. As a result, these odd-lot owners hold approximately 9% of all of our common stock. A disproportionate amount of our administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders holding less than 1% of our issued and outstanding stock. Even if the record shareholder base does not fall below 300, we believe that every tender by a qualified odd-lot shareholder will reduce our expenses going forward.

Provide Certain Shareholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions. Currently, the trading market for our common stock is not very liquid. As a result, it may be difficult for some shareholders to dispose of their shares when they choose. Shareholders holding small numbers of shares of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This offer will permit those shareholders to directly tender these shares without paying minimum brokerage commissions.

Our Reasons For Pursuing The Offer Rather Than Other Alternatives

Prior to engaging in this offer as a going private transaction, the Board considered whether maintaining the status quo would be a viable alternative. We determined that the costs associated with maintaining our reporting company status, and the expected increases in these costs in the future, were no longer justified, particularly in light of our size and resources. Other than maintaining the status quo, the Board did not seriously consider any other alternatives to reducing the number of shareholders and de-registering as a SEC reporting company. The Board did not consider other alternatives such as selling the Company to a third party or engaging in a search for a merger partner.

Once determining that the Company should reduce the number of its shareholders and go private, the Board of Directors concluded that this offer is currently our best strategy to achieve the objectives discussed in "Purposes of the Offer" above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of shareholders to less than 300. These other considerations included a reverse stock split or cash out merger.

Under these alternatives, shareholders who own fewer than an established number of shares would be "cashed out" and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the shareholders, the success of reducing the number of shareholders and deregistering is much more certain. The Board did not view this alternative as comparably attractive primarily since it would not be voluntary for participating shareholders. If, however, we are not successful in reducing the number of shareholders below 300, we may once again consider these and other alternatives.

Following extensive discussions of these alternatives at the Board's August and September 2003 meetings, the Board considered a formal proposal and the terms of the offer at its October 20, 2003 meeting. At that October 2003 meeting, the Board unanimously agreed (i) to engage in a tender offer available to all shareholders at a price of $22.00 per share, (ii) that $22.00 per share was a fair value for the shares of common stock to be purchased by the Company in the proposed going private transaction and (iii) that the proposed transaction was fair to all shareholders.

Effects Of The Tender Offer Generally

At the record date, there were approximately 566 record holders of our common stock. At that date, approximately 141 of the record holders held 99 or fewer shares of our common stock. All shareholders are eligible to participate in this offer. However, if the number of shares tendered is more than 45,454 shares, then we will purchase shares first from holders of less than 100 shares who tendered all of their shares and then will purchase shares from the remaining shareholders on a pro rata basis, except if proration results in shareholders owning fewer than 100 shares, those will be purchased in the first priority with odd-lots. We calculate that if approximately 50% or more of our eligible record holders participate in the offer and have all of their shares purchased by the Company, there will be less than 300 record shareholders. Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders. If upon the expiration of the offer an insufficient number of record shareholders have tendered their shares to reduce the number of shareholders to less than 300, we may extend the offer to allow eligible shareholders additional time to participate. Also, whether or not we extend the offer, if we continue to have 300 or more record shareholders, we may make an additional offer to purchase shares of our common stock held by shareholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger.

If this offer results in the number of our shareholders of record falling below 300, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so. Once we terminate the registration of our common stock under the Securities and Exchange Act, we will no longer file current and periodic reports with the SEC, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied. It will be more difficult for shareholders to obtain information about us. We will, however, still be subject to the record keeping and reporting policies and procedures of the Federal Reserve Board, the FDIC and the Tennessee Department of Financial Institutions. We also currently intend to provide our remaining shareholders with copies of our annual audited financial statements after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to shareholders and may not be accompanied by the Management's Discussion and Analysis in the same format. We will also continue to be subject to the antifraud rules and regulations of the SEC. This means that, among other things, officers and directors cannot trade in the common stock on the basis of material, nonpublic information.

Although the deregistration of our common stock will result in remaining shareholders not being afforded all of the benefits of a public company, we feel other positive results will occur. We anticipate that senior management will be less preoccupied with the burdensome reporting, proxy and audit requirements applicable to public entities. This will permit management to focus on long-term business prospects beneficial to shareholders and customers. Also, the Company will avoid increasing legal, audit and accounting expenses for services required by a reporting company.

Although we intend to deregister our common stock with the SEC if the number of record shareholders falls below 300 at the completion of this offer, there is no guarantee that this will be the result of the offer. In fact, there is a good chance that we may not reduce the number of shareholders below the required amount. If that happens, we will likely explore other alternatives to reduce the number of shareholders and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.

We anticipate all shares of common stock purchased under this offer will be retired. Also, if all 45,454 shares are tendered, we expect to pay approximately $999,988 in the aggregate to purchase these shares. As a result, we do not believe the completion of this offer will have any material affect on our financial condition or results of operations. The offer will be contingent upon the issuance of $2,000,000 of trust preferred securities. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. No changes in our executive officers or Board of Directors are anticipated to result from this offer.

If the offer is fully subscribed, the impact on the book value per share and earnings per share of the Company's common stock will not be material. As of June 30, 2003, the book value per share of the Company's common stock was $13.29. As adjusted to take into effect the results of the offer as if had it been completed as of June 30, 2003, the book value per share of our common stock would be $12.00. This represents a (9.9)% change in the book value per share of our common stock as a result of the offer. The impact resulting from this offer on the Company's earnings per share on a going forward basis, if any, is very small. Any such loss would be due to the loss of earning assets resulting from transaction costs and share purchases as a result of this offer, but such loss would be offset, in large part, when calculating the per share ratio by reduction in shares of the Company's common stock outstanding. We estimate that the offer's impact on basic and diluted earnings per share on a going forward basis annually to be an increase of approximately $0.18. The calculation of such loss excludes any estimated benefits that may result if the Company goes private.

Tendering shareholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or receive dividends, if any, paid by the Company. Conversely, tendering shareholders will not face the risk of any decrease in the value of the Company's common stock.

Effects of the Tender Offer on Affiliates as Shareholders

The offer will impact both affiliated and non-affiliated shareholders. As used in this Offer to Purchase, the term "affiliated shareholder" means any shareholder who is a director or executive officer of the Company, and the term "unaffiliated shareholder" means any shareholder other than an affiliated shareholder. We do not anticipate that any of the affiliates of the Company will participate in the offer. Accordingly, the effects of the offer on each of the affiliated shareholders will be the same. We expect that our executive officers and directors will continue to beneficially own approximately 116,548 shares as a group immediately after the offer. Currently, this beneficial ownership represents approximately 32.93% of all issued and outstanding stock, but if this offer is fully subscribed, this beneficial ownership will represent approximately 37.94% of all of the Company's common stock. For more information regarding the beneficial ownership of directors and executive officers of the Company, see "Information About the Company--Beneficial Ownership of Directors and Executive Officers" below.

Other potential effects on affiliated shareholders who will all remain as shareholders after the offer include the following:

     o Reduced reporting requirements for officers and directors. The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of our common stock;

     o Reduced book value per share. If this offer is fully subscribed, the book value per share of common stock as of June 30, 2003, will be reduced from $13.29 per share on a historical basis to approximately $12.00 per share on a pro forma basis;

     o Effect On Earnings. If this offer is fully subscribed, net income (including non-recurring income and expenses) for the six months ended June 30, 2003 would increase from $0.63 per share on a historical basis to approximately $0.72 per share on a pro forma basis;

     o Decreased liquidity. The liquidity of the shares of common stock held by shareholders may be further reduced by the offer if it results in the termination of the registration of our common stock under the Exchange Act Trading in our common stock after the transaction will continue to occur in privately negotiated sales; and

     o Share Ownership. If the offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of CFB held by executive officers and directors of CFB as a group will increase from 32.93% to 37.94%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders.

Generally, the tax impacts on affiliated shareholders will be similar to those shareholders who are not eligible to tender their shares. See "Special Factors -- Certain United States Federal Income Tax Consequences."

Effects of the Tender Offer on Unaffiliated Shareholders

The offer will also effect unaffiliated shareholders of the Company. The effects of the offer on unaffiliated shareholders will vary based on whether or not the unaffiliated shareholder chooses to tender his or her shares pursuant to this offer.

Tendering unaffiliated shareholders owning fewer than 100 shares immediately prior to the record date of the offer will:

     o    receive $22.00 in cash, without interest, per share;


     o no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth, if any; and


     o be required to pay federal and, if applicable, state and local income taxes on the cash received in the offer.

Potential effects on unaffiliated shareholders who remain as shareholders after the offer include the following:

     o Decreased Access to Information. If the offer results in reducing the number of shareholders by the required amount, we intend to terminate the registration of our common stock under the Exchange Act. As a result, we will no longer be subject to the periodic reporting requirements and proxy rules of the Exchange Act. Similarly, executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of
          Section 16;

     o Decreased Liquidity. The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced by the termination of the registration of the common stock under the Exchange Act. Future trading in our common stock after the offer, if successful in de-registering our common stock with the SEC, will occur in privately negotiated sales;

     o Reduced book value per share. If this offer is fully subscribed, the book value per share of common stock as of June 30, 2003, will be reduced from $13.29 per share on a historical basis to approximately $12.00 per share on a pro forma basis;

     o Effect On Earnings. If this offer is fully subscribed, net income (including non-recurring income and expenses) for the six months ended June 30, 2003 would increase from $0.63 per share on a historical basis to approximately $0.72 per share on a pro forma basis.

     o Share Ownership. If the offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors as a group will increase from 32.93% to 37.94%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders. However, the relative stock ownership of each non-affiliated shareholder, individually, will also increase by an amount proportional to the number of shares tendered.

Certain United States Federal Income Tax Consequences

Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this offer. If you tender your shares in this offer, your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.

In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the offer is completed (a "Typical Shareholder"), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If you do not fit within the definition of Typical Shareholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even shareholders who do fit within the definition of Typical Shareholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.

Please also review the discussion entitled "Terms of The Offer--Procedure for Tendering Shares--Backup U.S. Federal Income Tax Withholding."

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER'S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination Of Fairness Of Offer By Our Board Of Directors

For reasons discussed below, the Board of Directors believes that this offer is fair to affiliated and unaffiliated shareholders of the Company. This belief is based on the Board of Directors' knowledge of the Company's business as well as other factors. Specifically, the Board of Directors believes that this offer is fair to eligible shareholders for the following reasons:

     o This offer is voluntary. Eligible shareholders are not required to tender their shares.

     o The offer purchase price is greater than the last known sales price of the common stock. We are offering to pay $22.00 for each share of common stock tendered under this offer.

     o Eligible shareholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

     o This offer provides eligible shareholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from future earnings and growth in the Company or our common stock.

Our Board of Directors also believes that the offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board's consideration of the following material factors:

     o If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those shareholders who did not participate in the offer. These cost savings include known and unknown expenses which will be incurred by public companies under the Sarbanes-Oxley Act. Also, management will be able to better focus its resources on operating the Company's business. These cost savings and increase in focus should enhance our ability to increase the Company's profitability. Even if the Company continues to have more than 300 shareholders after the completion of this offer, we will eliminate certain administrative expenses related to the small shareholders who tendered their shares pursuant to this offer.

     o If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual audited financial information to our shareholders. We will also be subject to the regulatory and supervisory authority of other governmental agencies applicable to bank holding companies and state banks, including the Federal Reserve Board, the FDIC, and the Tennessee Department of Financial Institutions.

In determining a fair and equitable price for the offer, the Board considered a number of factors, including but not limited to historical stock prices for the Company, peer group evaluations and trading volume activity. Additionally, in determining the $22.00 per share price to be paid for tendered shares in the offer, the Board considered the premium it represented over the last sales price as well as what they believed represented the true value of the common stock after taking into account the Company's financial performance to date and estimates for 2003. In examining the premium, the Board also considered the current stock prices of peer group members relative to their financial performance. After careful consideration of these factors, the Board concluded that $22.00 was not only a fair price to shareholders being paid cash for tendered shares, but also to shareholders remaining after the going private transaction after taking into account the pro forma analysis which examines the effect of the offer on the Company.

As of June 30, 2003, the book value per share of our common stock was $13.29. The per share cash price of $22.00 payable in this offer represents 166% of the book value per share of our common stock on June 30, 2003. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share to be as relevant as the last sales price. Also, because this going private transaction is a voluntary offer and does not involve a merger, the sale of the stock of the Company or the sale of all or substantially all of the assets of the Company, the going concern and liquidation values of our common stock were not considered in determining the Offer price because the Board did not deem them material to this offer or the alternatives considered to this transaction.

The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which we based our determination that the offer is fair to all shareholders. Because of the voluntary nature of the transaction and the fact purchases will be made at a price that is greater than the last known sales price, our Board of Directors did not deem it relevant to consider the offer price as compared to the going concern value, liquidation value, book value or similar value. In reaching this determination that the offer is fair to all shareholders, our Board of Directors considered all factors as a whole and did not assign specific weight to particular factors. Individual directors may have given different weight to different factors. However, none of the factors that our Board of Directors considered led the Board to believe that the offer is unfair to shareholders.

This offer was approved at its meeting on October 20, 2003 by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees. Given the consensus of our Board of Directors that the offer is fair to shareholders, based on the factors discussed above, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this offer. Because of the very small size of this offer and the purchase price offered, the Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated shareholders was not practical or advisable.

Our Board of Directors also believes that the offer is procedurally fair since it is voluntary and open to all shareholders of record on October 31, 2003. As a result, shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No vote of shareholders related to this offer is required under Tennessee law, and the directors did not deem a vote of shareholders necessary given the voluntary nature of the transaction and the fact that all shareholders are eligible to participate in the offer. Despite the lack of these procedural safeguards, the members of the Board believe that the offer is procedurally fair because its voluntary nature allows shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial position, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so.

NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

Possibility Of Second Transaction to Reduce The Number of Shareholders

If this offer does not result in the Company having fewer than 300 shareholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our shareholders below 300 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, shareholders may or may not have dissenters' rights with respect to that transaction.

                               TERMS OF THE OFFER

General

We are offering to purchase up to 45,454 shares of our common stock held by shareholders as of the close of business on October 31, 2003, the record date. We also reserve the right to purchase up to an additional 2% of the outstanding shares, subject to applicable legal requirements. Properly tendered shares by will be purchased at $22.00 per share, subject to the conditions described below. A proper tender will include delivery of your stock certificates and a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made as soon as practicable upon the expiration of the offer.

All questions about eligibility of any shareholder to participate in this offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this offer, you may contact our Information Agent at
(312) 427-2953 (24 hours, collect calls accepted) or toll free at (800) 757-5755 (7:30 a.m. to 4:00 p.m. Central Standard Time).

Participation in this offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you elect to accept this offer, you must tender all of your shares. This offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

All of our shareholders are eligible to participate in this offer. Assuming all of these shareholders elect to participate in the offer, we would first purchase the shares tendered by shareholders who own 99 shares or less and then would purchase shares on a pro rata basis from all other tendering shareholders, except if proration results in shareholders owning fewer than 100 shares, those will be purchased in the first priority with odd-lots.

If, at the completion of this offer the number of shareholders of record might be reduced to below 300, this offer constitutes a "going-private transaction" and is being conducted in compliance with Rule 13e-3 of the Exchange Act.

Conditions Of The Offer

This offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible shareholder must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration And Extension Of The Offer; Amendment

The expiration date of this offer is December 12, 2003 unless we elect to extend the offer to a later date or terminate it earlier at our discretion. Your offer documents must be received by the Depositary no later than 5:00 p.m. Eastern Standard Time on the expiration date, or at any date thereafter to which the offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

We also reserve the right, in our sole discretion, to terminate the offer subject to applicable law.

In addition, subject to compliance with applicable law, we further reserve the right to amend the offer in any respect in our sole discretion. Amendments to the offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date. "Business Day" means any day other than a Saturday, Sunday or United States federal holiday. We intend to make any public announcement changing or extending the offer promptly to shareholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than issuing a press release.

Procedure For Tendering Shares

Record Holders. If you are an eligible shareholder for this offer, and you wish to tender those shares for which you are the shareholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Depositary at 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606 on or prior to 5:00 p.m. Eastern Standard Time on December 12, 2003.

We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company ("DTC"), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an "Eligible Institution"). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record shareholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record shareholder appears on the stock certificate.

Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Depositary at (312) 427-2953 (24 hours, collect calls accepted) or toll free at
(800) 757-5755 (7:30 a.m. to 4:00 p.m. Central Standard Time) for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether they will impose transaction costs with respect to the tender of your shares.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Depositary before the expiration date of the offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the green document). This Notice of Guaranteed Delivery must be delivered to the Depositary before the expiration date of the offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent's message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three (3) business day of the expiration of the offer in order for your tender to be effective.

Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering shareholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

The Depositary will set up a separate account at DTC for purposes of this offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary's account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Depositary must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an "agent's message," as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent's message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term "agent's message" means a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 30% of the gross payments made to shareholder for shares purchased under this offer, each shareholder who has not otherwise established an exemption from such withholding must provide the Depositary with the shareholder's correct taxpayer identification number. You should provide this information by completing the substitute From W-9 included in the letter of transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate copy of the substitute Form W-9 included for this purpose. Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost Or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Depositary at the address and phone number listed at the end of this Offer to Purchase for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.

Termination Of Validity; Rejection Of Shares

We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including time and receipt), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular stock or any particular shareholder. Our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Representations Of Tendering Shareholders

A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner as of the record date, and (ii) you are tendering all of the shares beneficially owned by you. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person's account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person will deliver or cause to be delivered the shares in accordance with the terms of the offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company's acceptance for payment of the shares tendered under this offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return Of Unpurchased Shares

If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering shareholder. In each case, shares will be returned or credited without expense to the tendering shareholder.

No Dissenters' Rights

Whether or not you tender your shares, dissenters' rights are not available in connection with this offer.

Absent Of Shareholder Vote

This offer is not subject to a shareholder vote.

Withdrawal Rights

You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within twenty (20) business days following the expiration of the offer or any extension thereof.

In order to effectively withdraw your tender, you will need to provide the Depositary with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, and the name of the registered shareholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions about the form and validity (including the time and receipt) of any Notice of Withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any one else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this offer, unless you properly re-tender the withdrawn shares before the expiration date of this offer.

Purchase And Payment

Upon the terms and conditions of our offer, if 45,454 or fewer shares are properly tendered and not properly withdrawn, we will purchase all properly tendered shares at the purchase price.

Upon the terms and conditions of our offer, if more than 45,454 shares are properly tendered not properly withdrawn, we will purchase properly tendered shares in the following order:

          First, all shares properly tendered and not properly withdrawn by an "odd lot holder" (as defined below) who tenders all shares owned (beneficially or of record) by the odd lot holder; and

          Second, all other shares on a pro rata basis, except if proration results in shareholders owning fewer than 100 shares, those will be purchased in the first priority with odd-lots.

As a result, all the shares that you tender in our offer may not be purchased. This will occur if we receive more than 45,454 shares in our offer and you are not an odd lot holder. As noted above we may elect to purchase more than 45,454 shares in our offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

Odd Lots

For purposes of our offer, the term "odd lots" means all shares properly tendered before the expiration date and not properly withdrawn by an person, referred to as an "odd lot holder," who owns, beneficially or of record, a total of fewer than 100 shares and certifies to that fact in the "Odd Lots" box on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares.

We also reserve the right, but will not be obligated to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record who, as a result of proration, would then own a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in our offer by the number of shares purchased through this exercise of this right, subject to applicable law. Promptly following the expiration date of this offer, we will accept your shares for payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.

Proration

If proration of tendered shares is required, we will determine the proration percentage as soon as practicable following the expiration date. Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders other than odd lot holders. Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures and because of the odd lot procedures described above , we do not expect that we will be able to determine the final proration percentage or commence payment for any shares purchased under the offer until seven to ten business days after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

Brokerage Commission

If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether the transaction costs are applicable to your transaction.

Source And Amount Of Funds

We are offering to purchase up to 45,454 shares at a purchase price of $22.00 for a total cost of $999,988. We intend to use the proceeds from a planned trust preferred securities issuance to pay for the tendered shares. We anticipate issuing junior subordinated debentures to a wholly owned business trust which will, in turn, sell a like amount of capital securities through an underwritten offering to institutional investors. The Company will guarantee the payments required to be made in the future by the trust. This amount does not include our expenses associated with this offer, which are estimated to be $35,000, as discussed below under "Fees and Expenses."

Fees and Expenses

We will pay all fees and expenses associated with this offer. We estimate that our total expenses associated with this offer will be approximately $35,000 consisting of the following:

        Information Agent and Depositary fee          $ 5,000
        Legal fees                                     20,000
        Accounting fees                                 2,000
        Printing and mailing costs                      3,500
        SEC filing fees                                    81
        Miscellaneous                                   4,419
                                                       ------
          Total Estimated Expenses                    $35,000
                                                       ======

Our directors, officers and employees may also solicit tenders pursuant to this offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

The Information Agent and Depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with this offer.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this offer to their customers.

In the event any eligible shareholder has lost their stock certificate(s), we will pay the fee charged by the Depositary for lost certificates, provided that the shareholder executes the requisite affidavit and indemnity instruments.

                          INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

There is no established public market for our common stock. There is no significant likelihood that any market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. Because of a lack of a market for our stock, shareholders may be unable to sell their shares. The following table shows a range of high and low sales prices, to the best of management's knowledge, for the Bank's common stock prior to the consummation of the share exchange and for CFB's common stock after the consummation of the share exchange for the periods indicated.

                                                 Stock Price
                                                 -----------
                                   High                             Low
                                  ------                          ------
          2003
              First Quarter       $23.00                          $23.00
              Second Quarter      $24.00                          $21.00
              Third Quarter(1)    $24.00                          $20.00
          2002
              First Quarter       $21.00                          $18.00
              Second Quarter      $18.00                          $16.00
              Third Quarter       $22.00                          $20.00
              Fourth Quarter      $23.00                          $20.00
         2001
              First Quarter       $20.00                          $18.00
              Second Quarter      $18.00                          $16.00
              Third Quarter       $20.00                          $18.00
              Fourth Quarter      $22.00                          $18.00
-----------------
(1) Through October 31, 2003, with the most recent trade occurring on October 31, 2003 at a price of $20.00 per share. The Company has a total of 352,654 shares issued and outstanding at the time of this offer.

The Company paid a dividend of $0.10 per share in February 2002. The Company has not paid any other dividends in the past and does not anticipate paying any dividends in the foreseeable future.

Although our payment of dividends are subject to certain requirements and limitations under Tennessee corporate law, except as set forth in this discussion, neither the Tennessee Department of Financial Institutions nor the FDIC have promulgated any regulations specifically limiting our right to pay dividends. However, the ability of the Company to pay dividends (or to repurchase shares) may be dependent upon our receipt of dividends from the Bank, our wholly owned subsidiary.

A Tennessee state bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such transaction(s) would reduce its net worth to an amount which is less than the minimum amount required by applicable federal and state regulations. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become "undercapitalized" (as such term is defined in the applicable law and regulations).

Management Information

Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

                                                   Business Experience during
Name                  Age     Position               Past Five Years
----                  ---     --------               ---------------
Clyde Darnell          75     Director                Grocer
David Goodman          61     Director                Timber Businessman and
                                                      Farmer
Samuel L. Hull         59     Chief Lending Officer   Banking
                              of Citizens First
                              Bank and Director
Wendell S. Langley     44     Senior Vice President,  Banking
                              Controller and Director
                              of Citizens First Bank
Elizabeth Maden        50     Vice President of       Banking
                              Citizens First Bank and
                              Secretary to the Board
Billy M. Rice          48     President and Chief     Banking
                              Executive Officer of
                              Citizens First Bank and
                              Director
C.H. Smith             77     Director                Retired Businessman
Steven N. Smith        48     Director                Dentist
James Frank Wilson     58     Chairman of the Board   Attorney

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Beneficial Ownership Of Directors And Executive Officers

The following table sets forth certain information regarding the shares of the Company's common stock owned by each member of the Boards of Director of the Company and the Bank, certain executive officers of the Company and the Bank, and the directors and executive officers of the Company and the Bank as a group. This information is presented as of October 31, 2003, the record date. As of that day, no other persons beneficially held of record more than 5% of the Company's common stock.

                              Amount and Nature of
                              Beneficial Ownership
Name of Beneficial Owner        (Number of Shares)              Percent of Class
------------------------         -----------------              ----------------
   Clyde Darnell (2)                   21,000                       5.77%
   David Goodman (3)                   10,230                       2.85%
   Samuel L. Hull(4)                   12,628                       3.52%
   Wendell S. Langley (5)               6,891                       1.94%
   Elizabeth Maden (6)                  2,000                       0.56%
   Billy M. Rice (7)                   12,149                       3.39%
   C. H. Smith (8)                     20,150                       5.54%
   Steven N. Smith (9)                 10,000                       2.79%
   James Frank Wilson (10)             21,500                       5.91%
   Directors and executive officers
       as a group (9 persons)         116,548                      32.93%
----------------

(1) Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 352,654 shares issued and outstanding on October 31, 2003. Options to purchase 54,000 shares are exercisable or become exercisable within 60 days of October 31, 2003. These shares issuable under options are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by each person to whom a portion of these options relate but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.

(2)  Includes 10,000 shares issuable upon the exercise of options.

(3)  Includes 5,000 shares issuable upon the exercise of options.

(4) Includes 5,000 shares issuable upon the exercise of options, and 1,740 shares held by HLR Investors, a partnership, in which Mr. Hull is a partner.

(5) Includes 2,000 shares issuable upon the exercise of options, and 1,741 shares held by HLR Investors, a partnership, in which Mr. Langley is a partner.

(6)  Includes 1,000 shares issuable upon the exercise of options.

(7) Includes 5,000 shares issuable upon the exercise of options and 1,741 shares held by HLR Investors, a partnership, in which Mr. Rice is a partner.

(8)  Includes 10,000 shares issuable upon the exercise of options.

(9)  Includes 5,000 shares issuable upon the exercise of options.

(10) Includes 10,000 shares issuable upon the exercise of options.

     Messrs. Billy M. Rice and Samuel L. Hull serve as executive officers of Citizens First Bank and directors of CFB and Citizens First Bank. Mr. Wendell S. Langley serves as an executive officer and director of Citizens First Bank. Ms. Elizabeth J. Maden serves as an executive officer of Citizens First Bank.

Certain Indebtedness and Transactions of Management

We make loans to our executive officers and directors, as well as their family members and affiliated entities, in the ordinary course of our business. These loans are currently made on the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with nonaffiliated persons. These loans do not involve more than the normal risk of collectibility or present any other unfavorable features. Applicable regulations prohibit us from making loans to executive officers and directors on terms more favorable than could be obtained by non-executive employees. The Bank's policy concerning loans to executive officers and directors currently complies with such regulations.

Summary Consolidated Financial Information

The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries for the 12 months ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the 12 months ended December 31, 2001 and 2002, which are incorporated herein by reference to our registration statement on Form SB-2 for the year ended December 31, 2002, and our unaudited consolidated financial information as of, and for the six months ended, June 30, 2002 and 2003, which is incorporated herein by reference from our quarterly report on Form 10-QSB for the six months ended June 30, 2003. We do not anticipate that the cost of this offer will have a material effect on the summary financial information presented below.

                        Summary Of Financial Information


                                                                        Six Months Ended June 30,           Year Ended December 31,
                                                                   ----------------------------------- -----------------------------
                                                                          2003             2002              2002            2001
                                                                          ----             ----              ----            ----
                                                                                          (in thousands, except share data)
Statement of Income Summary
Interest income.....................................................    $1,869           $1,939           $3,861          $3,979
Interest expense....................................................       722              878            1,723           2,073
Net interest income.................................................     1,147            1,061            2,138           1,906
Provision for loan losses...........................................        32              121              288             285
Net interest income after provision for loan losses.................     1,115              940            1,850           1,621
Noninterest income..................................................       559              437            1,005             925
Noninterest expense.................................................     1,293            1,164            2,419           2,115
Net income (loss)...................................................       223              142              289             275
Per Share Data
Net income (1)......................................................     $0.63            $0.40           $ 0.82          $ 0.78
Book value (2)......................................................    $13.29           $12.15          $ 12.66          $11.83
Actual number of shares outstanding.................................   352,654          353,904          353,904         353,904
Statement of Condition Summary
Cash and cash equivalents...........................................    $4,420           $4,769          $ 5,845         $ 2,520
Interest-bearing deposits in other banks............................       794                               694               0
Investment securities available for sale, at fair value.............    12,203           10,476           10,305           8,306
Total loans.........................................................    47,120           43,301           44,774          41,140
Allowance for loan losses...........................................       463              424              483             388
Premises and equipment, net.........................................     3,082            3,077            3,130           2,749
Other assets........................................................       181              552              775             438
Total assets........................................................    67,455           61,750           65,040          54,766
Total deposits......................................................    62,455           56,826           59,802          49,950
Other liabilities...................................................       840              623              756             631
Total shareholders' equity..........................................     4,688            4,301            4,482           4,186


                                                                          Year Ended December 31,
                                                                      --------------------------------
                                                                           2002            2001
                                                                           ----            ----
Selected Performance Ratios
 Return on average assets............................................     0.46%           0.52%
 Return on average equity............................................     6.67%           6.71%
 Net interest margin.................................................     3.78%           3.97%
 Average net loans as a percent of average deposits..................    75.84%          77.81%
Selected Asset Quality Ratios
 Nonperforming assets to total assets................................     0.99%           0.57%
 Nonperforming loans to total loans..................................     1.05%           0.76%
 Net loan charge-offs to average loans...............................     0.45%           0.81%
 Allowance for loan losses to total loans............................     1.08%           0.90%
 Allowance for loan losses to nonperforming loans....................    103.2%          123.4%
Capital Ratios
 Leverage............................................................     6.86%           7.56%
 Tier 1 risk-based...................................................    10.33%          11.19%
 Total risk-based....................................................    11.46%          12.23%

------------------------
(1) These figures represent the net income divided by the weighted average number of shares outstanding for the respective period.
(2) These figures represent CFB's total shareholders' equity divided by the number of shares of common stock issued and outstanding.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information to this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We filed our registration statement on Form SB-2 which includes financial statements for the fiscal year ended December 31, 2002; and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, and applicable portions of these reports are incorporated by reference in this Offer to Purchase.

Any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to

Purchase and prior to the expiration of the offer, as it may be extended, will automatically be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing these documents.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.

                             ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this offer. You may read and copy of this or any other report or information that we file with the SEC at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC's customary fees by writing to the SEC's public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC's website: www.sec.gov.

Questions concerning this offer or the tender procedures and requests for assistance may be directed to the Information Agent at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below.

 The Depositary for this offer is:      The Information Agent for this offer is:
  Illinois Stock Transfer Company            Illinois Stock Transfer Company
    209 West Jackson Boulevard                 209 West Jackson Boulevard
            Suite 903                                   Suite 903
        Chicago, IL 60606                           Chicago, IL 60606
 (312)427-2953 (24 hours, collect          (312)427-2953 (24 hours, collect
        calls accepted)                           calls accepted)
 (800)757-5755 (toll free,7:30 a.m.        (800)757-5755 (toll free, 7:30 a.m.
        to 4:00 p.m. CST)                         to 4:00 p.m. CST)

Exhibit 16(a)(1)(ii)

                              CFB BANCSHARES, INC.
                              LETTER OF TRANSMITTAL

To Tender Common Stock of CFB Bancshares, Inc. Pursuant to the Offer to Purchase Dated November 11, 2003

By Mail, Overnight Courier or           The Depositary for the Offer is:            By Facsimile Transmission:
In Person By Hand Only:                  ILLINOIS STOCK TRANSFER COMPANY            (for Eligible Institutions only)
Illinois Stock Transfer Company         This Offer Will Expire at 5:00 p.m.,        (312)427-2879
209 West Jackson Blvd., Suite 903    Eastern Standard Time on December 12, 2003     Confirm Facsimile Transmission
Chicago, IL 60606                                                                   by Telephone: (312)427-2953 or
                                                                                    (800)757-5755 (toll free)

--------------------------------------------------------------------------------
                      DESCRIPTION OF CERTIFICATES TENDERED
                       (USE ADDITIONAL SHEET IF NECESSARY)
--------------------------------------------------------------------------------
          Name* and Address**                  Certificate           Number of
        of Registered Holder(s)                  Numbers*             Shares***
--------------------------------------------------------------------------------

                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                     -------------------------------------------
                                                              Total:


--------------------------------------------------------------------------------
* Name(s) should be exactly as name(s) appears on the stock certificate. Check will be payable to this name unless Special Payment Instructions are completed.
** Address should be current address to which check is to be sent, unless Special Delivery Instructions are completed.
*** Unless otherwise indicated, it will be assumed that all Shares evidenced by each certificate accompanied by this Letter of Transmittal are being tendered.
--------------------------------------------------------------------------------

         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS, OR TRANSMISSION VIA FACSIMILE, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Letter of Transmittal is to be used only if certificates are to be forwarded herewith. If you have questions regarding your eligibility to participate in the Offer or other questions relating to the offer, please contact Illinois Stock Transfer Company, our Depositary and Information Agent (the "Depositary" or the "Information Agent"), at (800) 757-5755 (toll free) or
(312) 427-2953, from 7:30 a.m. to 4:00 p.m. Central Standard Time.


[ ] I cannot find one or more of my stock certificate(s). Please forward to me the Bond of Indemnity paperwork. I understand there is a charge of 2% of the market value plus a $20.00 processing fee which must be returned to the Registrar within thirty (30) days of the above mentioned paperwork's cover letter date.


               SIGNATURES MUST BE PROVIDED BELOW--PLEASE READ THE
                      ACCOMPANYING INSTRUCTIONS CAREFULLY.
           PLEASE COMPLETE AND SIGN THE INCLUDED SUBSTITUTE FORM W-9.

To CFB Bancshares, Inc.:


The undersigned hereby tenders to CFB Bancshares, Inc., a Tennessee corporation ("CFB"), the enclosed and/or above-described shares of its Common Stock of CFB (the "Shares") at $22.00 per Share upon the terms and subject to the conditions of the Offer to Purchase dated November 11, 2003 (the "Offer to Purchase"), of which the undersigned acknowledges receipt, and this Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

Subject to, and effective upon, acceptance for payment of any or all of the Shares tendered with this Letter, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, CFB all right, title and interest in and to all Shares tendered that are accepted for payment and all distributions and rights in respect to such shares after the date hereof. CFB's acceptance of any Shares from the undersigned will constitute a binding agreement between the undersigned and CFB upon the terms and subject to the conditions of the Offer. All obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to the Shares, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, to

          (a) deliver certificates for the Shares, together, in any case, with all accompanying evidences of transfer and authenticity, to or upon the order of CFB upon receipt by the Depositary, as the undersigned's agent of the purchase price with respect to the Shares,

          (b) present certificates for the Shares for cancellation and transfer on the books of CFB, and

          (c) receive all benefits and otherwise exercise all rights of beneficial ownership of the Shares, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that: (i) the undersigned was the beneficial owner as of the close of business on October 31, 2003, and will continue to be the beneficial owner as of the expiration date of the Offer, of all of the Shares being tendered; (ii) the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby, that when any of such Shares are accepted for payment by CFB, CFB will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and that none of the Shares will be subject to any adverse claim; and (iii) the undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or CFB to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

The undersigned hereby represents that the undersigned holds a net-long position in CFB's common stock equal to the number of tendered Shares and that the undersigned owns the tendered Shares free and clear of any liens or other encumbrances. The undersigned recognizes that it is a violation of federal securities laws for anyone to tender Shares unless, at the time of tender and at the expiration date (including any extensions), the tendering person (1) has a net-long position equal to or greater than the number of Shares tendered and (2) will deliver, or cause to be delivered, the Shares in accordance with the terms of the Offer.

The undersigned recognizes that CFB may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby. The undersigned also recognizes that CFB reserves the right to reject any and all tenders of any Shares that CFB determines are not in proper form or are made by persons not eligible to participate in the Offer.

--------------------------------------------------------------------------------
                        SIGNATURES MUST BE PROVIDED BELOW
--------------------------------------------------------------------------------
This Letter of Transmittal must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.
IF THE SIGNATURE APPEARING BELOW IS NOT OF THE REGISTERED HOLDER(S), THEN THE REGISTERED HOLDER(S) MUST SIGN A PROXY, WHICH SIGNATURE MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. THE CONSENT PROXY SHOULD ACCOMPANY THIS LETTER OF TRANSMITTAL.

X                                                Dated:,                    2003
 -----------------------------------------------        ------------------,

X                                                Dated:                   , 2003
 -----------------------------------------------        ------------------
 (Signature(s) of Owner(s) or Authorized Signatory

      Name(s)
             -------------------------------------------------------------------
      Capacity (if                      (Please Print)
      applicable):
                  --------------------------------------------------------------
      Address:
              ------------------------------------------------------------------
                                      (Including Zip Code)

      Daytime Area Code and Telephone No::
                                          --------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                 SPECIAL PAYMENT INSTRUCTIONS                                             SPECIAL DELIVERY INSTRUCTIONS
------------------------------------------------------------------------------------------------------------------------------------
To be completed ONLY if the check for the purchase price of          To be completed ONLY if the check for purchase price
Shares purchased is to be issued in the name of someone other        of Shares purchased to be mailed to someone other
than the registered owner appearing on the label.                    than the undersigned at an address other than that
(See Instruction 6).                                                 shown below the undersigned signature(s).
                                                                     (See Instruction 6).

Issue check to:                                                      Mail check to:

Name:                                                                Name:
        --------------------------------------------------------              -----------------------------------------------------
               (Please Print First, Middle & Last Name)                             (Please Print First, Middle & Last Name)

Address:                                                             Address:
        --------------------------------------------------------              -----------------------------------------------------


----------------------------------------------------------------     --------------------------------------------------------------


----------------------------------------------------------------     --------------------------------------------------------------
                         (including Zip Code)                                                 (including Zip Code)
----------------------------------------------------------------     --------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                     GUARANTEE OF SIGNATURE(S)

                                                                    (SEE INSTRUCTIONS 1 AND 4)
-----------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
             (Name of Eligible Institution Guaranteeing Signatures)


--------------------------------------------------------------------------------
(Address (including zip code) and Telephone Number (including area code) of Firm


--------------------------------------------------------------------------------
                             (Authorized Signature)



--------------------------------------------------------------------------------  --------------------------------------------------
                                      Title                                                    (Medallion Guarantee Area)

  Dated:                 ,2003
        -----------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                            SUBSTITUTE W-9 FORM
------------------------------------------------------------------------------------------------------------------------------------
     PLEASE  PROVIDE  THE  ILLINOIS  STOCK  TRANSFER  COMPANY  WITH YOUR  SOCIAL
SECURITY OR OTHER  TAXPAYER  IDENTIFICATION  NUMBER ON THE FOLLOWING  SUBSTITUTE
FORM W-9 AND CERTIFY THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING.  FAILURE TO
DO SO  WILL  SUBJECCT  YOU TO 30%,  OR THE  CURRENT  RATE,  FEDERAL  INCOME  TAX
WITHHOLDING FROM YOUR PROCEEDS.

SUBSTITUTE   FORM  W-9:  REQUEST  FOR   TAXPAYER   IDENTIFICATION   NUMBER  AND
CERTIFICATION

     We are  required by Federal  income tax law to provide  information  to the
Internal Revenue Service ("IRS") on certain transactions.  It is your obligation to provide  us with a  certification  of your  correct  Taxpayer  Identification
Number  (TIN)  and  certain  other   information.   Please  read  the  following
instructions carefully.

Section Instructions:

A. Carefully check this number against any documents you have such as a social security card or correspondence from the IRS. Clearly print your name. If there is more than one name below, please circle the name to whom this number belongs.

B. You will be subject to backup withholding unless you certify that the following statement is correct: "I am not subject to backup withholding because either I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding."

C. Certain entities are exempt payees (churches, charities, etc.). Except for IRA accounts, individuals are never exempt. If this is an account that is exempt, make sure that you check the box in the lower right hand corner.

     After you have completed  sections below, sign and date the  certification.
     Only the person whose TIN is being reported, or their legal representative, may sign the form. For a joint account, only the person whose name and TIN is shown should sign the form. For organizations and other entities, only a legal representative should sign below.


                                                                                  PLEASE INSERT SOCIAL SECURITY
                                                                                  OR OTHER IDENTIFYING NUMBER


-------------------------------     ---------------------------------------
NAMES REGISTERED ON STOCK           NAMES REGISTERED ON STOCK (if jointly held)   -------------------------------


Certification:  Under the penalties of perjury, I certify that                   [ ]  Check this box if you are
the information provided on this form is true, correct and complete                   to backup withholding.
                                                                                 [ ]  For all accounts check this box if you
                                             Dated                 , 20               are specifically an exempt payee.
------------------------------------------         ----------------    -----
                  Signature of taxpayer ID being certified
------------------------------------------------------------------------------------------------------------------------------------

                     INSTRUCTIONS FOR LETTER OF TRANSMITTAL

1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is an "Eligible Institution" because it is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program. Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered with this Letter and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if the Shares are tendered for the account of an Eligible Institution.

2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARES. This Letter of Transmittal is to be used if certificates are to be forwarded with it. Certificates evidencing all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to the expiration date (as defined in the Offer to Purchase). If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each delivery.

     The method of delivery of this Letter of Transmittal, certificate(s) and all other required documents is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

     No alternative, conditional or contingent tenders will be accepted. By execution of this Letter of Transmittal, all tendering shareholders waive any right to receive any notice of the acceptance of their Shares for payment.

3. INADEQUATE SPACE. If the space provided in any part of this Letter of Transmittal is inadequate, any further information may be listed on a separate schedule and attached hereto.

4. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWER AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the tendered Shares, the signature(s) must correspond with the name(s) as written on the face of the certificates evidencing such Shares without alteration, enlargement or any other change whatsoever.

     If any Shares tendered with this Letter of Transmittal is owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered are registered in the names of different holders, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Shares.

     If this Letter of Transmittal is signed by the registered holder(s) of the tendered Shares, no endorsements of certificates or separate stock powers are required.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the tendered Shares, the certificate(s) evidencing the Shares tendered must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signatures on such certificate(s) and stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to CFB of such persons authority so to act must be submitted.

5. STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 5, CFB will pay all stock transfer taxes, if any, with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price of any Shares purchased is to be made to a person other than the registered holder(s), the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such other person will be deducted from the purchase price of the Shares purchased, unless evidence satisfactory to CFB of the prior payment of such taxes, or exemption therefrom, is submitted. Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the certificates evidencing the Shares tendered with this Letter of Transmittal.

6. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any tendered Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if such check is to be sent to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at an address other than the address of the registered holder, the appropriate sections of this Letter of Transmittal entitled "Special Payment Instructions" and/or "Special Delivery Instructions" must be completed.

7. QUESTIONS AND REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions or requests for assistance may be directed to Illinois Stock Transfer Company, the Information Agent, at (800) 757-5755 (toll free) or (312) 427-2953. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials should be directed to the Information Agent, and copies will be furnished promptly at CFB's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this Offer.

8. TAXPAYER IDENTIFICATION NUMBER AND BACKUP WITHHOLDING Each tendering stockholder is required to provide the Depositary with the stockholder's correct taxpayer identification number ("TIN"), which is generally the stockholder's social security or federal employee identification number, on Substitute Form W-9, or alternatively, to establish another basis for exemption from backup withholding. A stockholder must cross out item (2) in the Certification box on Substitute Form W-9 if the stockholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the form may subject the tendering stockholder to 30% federal income tax backup withholding on the payments made to the stockholder or other payee with respect to Shares purchased pursuant to the Offer. A stockholder shall write "applied for" in the space provided in Part I of the form and complete the attached Certificate of Awaiting Taxpayer Identification Number if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such case, the Depositary will withhold 30% of all such payments until a TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the Internal Revenue Service. A stockholder who writes "applied for" in Part I in lieu of furnishing his or her TIN should furnish his or her TIN as soon as it is received. A tendering stockholder that is not a United States person may qualify as exempt from backup withholding tax by submitting to the Depositary a properly completed Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (which the Depositary will provide upon request) signed under penalty of perjury, attesting to that stockholder's exempt status.

     Certain shareholders, including, among others, all corporations and certain foreign individuals and entities, are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign shareholder to qualify as an exempt recipient, that shareholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that shareholder's exempt status. The Form W-8 can be obtained from the Depositary. Exempt shareholders, other than noncorporate foreign shareholders, should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to us.

9. IRREGULARITIES. All questions as to the purchase price, the form of the documents, and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by CFB, in its sole discretion, and its determination shall be final and binding. CFB reserves the absolute right to reject (i) any or all tenders of Shares that it determines are not in proper form or (ii) the acceptance for payment of or payment for Shares that may, in the opinion of CFB's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, CFB also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares, and CFB's interpretation of the terms and conditions of the Offer, including these instructions, shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as CFB shall determine. None of CFB, the Depositary, the Information Agent, or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

     IMPORTANT: THE LETTER OF TRANSMITTAL, TOGETHER WITH CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE AS DEFINED IN THE OFFER.

Exhibit 16(a)(1)(iii)

                              CFB BANCSHARES, INC.
                           Offer to Purchase for Cash
            Up to 45,454 Shares of its Common Stock, $1.00 Par Value,

            THIS OFFER WILL EXPIRE AT 5:00 P.M. EASTERN STANDARD TIME
      ON FRIDAY, DECEMBER 12, 2003, UNLESS EXTENDED OR EARLIER TERMINATED.

                                November 11, 2003

To Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees:

CFB Bancshares, Inc. ("CFB") is offering to purchase for cash up to 45,454 shares of its common stock (the "Shares") at price of $22.00 per Share upon the terms and subject to the conditions set forth in CFB's Offer to Purchase, dated November 11, 2003, and in the related Letter of Transmittal, which together constitute the "Offer."

               THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER
                 OF SHARES BEING TENDERED PURSUANT TO THE OFFER.

No fees or commissions will be payable by CFB to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer as described in the Offer to Purchase. CFB will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. CFB will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal and the limitations set forth in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.   Offer to Purchase, dated November 11, 2003;

2. Form of Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the client's Instructions with regard to the Offer;

3. The Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date;

4.   Letter of Transmittal for your use and for the information of your clients;
     and

5.   A  return  envelope  addressed  to  Illinois  Stock  Transfer  Company,  as
     Depositary.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER TO PURCHASE WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON FRIDAY, DECEMBER 12, 2003.

In order to take advantage of the Offer, a stockholder must do either (1) or (2) below before the Offer expires:

(1) Deliver a duly executed and properly completed Letter of Transmittal (or agents message) and any other required documents to the Depositary with certificate(s) representing the tendered Shares, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase; or

(2) Comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

Any inquiries you may have with respect to the Offer, and any requests for additional copies of the enclosed materials, should be addressed to Illinois Stock Transfer Company, the Information Agent for the Offer, at (312) 427-2953 or (800) 757-5755 (toll free).

Very truly yours,
CFB Bancshares, Inc.


Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF CFB OR ANY OF ITS AFFILIATES OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) stockholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Exhibit 16(a)(1)(iv)

                              CFB BANCSHARES, INC.
                           Offer to Purchase for Cash
            Up to 45,454 Shares of its Common Stock, $1.00 Par Value,

           THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME,
      ON FRIDAY, DECEMBER 12, 2003, UNLESS EXTENDED OR EARLIER TERMINATED.

                                November 11, 2003

To Our Clients:

Enclosed for your consideration is an Offer to Purchase, dated November 11, 2003 (the white document in your package), and the related Letter of Transmittal (the blue document in your package), which together constitute the "Offer," in connection with the offer by CFB Bancshares, Inc. ("CFB"), to purchase up to 45,454 shares of its common stock (the "Shares") at a purchase price of $22.00 per Share, upon the terms and conditions set forth in the Offer.

We are the owner of record of Shares held for your account. Therefore, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

Please instruct us as to whether you wish us to tender the Shares we hold for your account on the terms and subject to the conditions of the Offer.

We call your attention to the following:

1. If you decide to accept the Offer, holders who own "odd-lots" of less than 100 shares and who tender all of their shares will be given first priority in the sale of their shares. CFB will purchase all other shares on a pro rata basis, except if proration results in shareholders owning fewer than 100 shares, those will be purchased in the first priority with odd-lots.

2. CFB intends to deregister its common stock with the Securities and Exchange Commission and become a private company if, after the completion of the Offer, it has fewer than 300 stockholders of record.

3. The Offer will expire at 5:00 p.m., Eastern Standard Time, on Friday, December 12, 2003; and

4. Once you tender your Shares in the Offer, you may withdraw them at any time prior to the expiration of the Offer.

If you wish to have us tender your Shares, please so instruct us by completing, executing and returning to us the instruction form set forth below. An envelope to return your instruction form to us is enclosed.

YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER EXPIRES AT 5:00 P.M., EASTERN STANDARD TIME, ON FRIDAY, DECEMBER 12, 2003.

The Offer is being made to all holders of Shares. CFB is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If CFB becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, CFB will make a good faith effort to comply with the law. If, after a good faith effort, CFB cannot comply with the law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in that jurisdiction.

Exhibit 16(a)(1)(v)

                                INSTRUCTION FORM
             FOR SHARES HELD BY BROKERS, DEALERS, COMMERCIAL BANKS,
                       TRUST COMPANIES AND OTHER NOMINEES.

                        INSTRUCTIONS FOR TENDER OF SHARES
                                 OF COMMON STOCK
                             OF CFB BANCSHARES, INC.

Please tender to CFB Bancshares, Inc. ("CFB") on (our) (my) behalf, the number of Shares indicated below, which are all of the Shares beneficially owned by
(us) (me) and registered in your name, upon and subject to the terms and conditions contained in the Offer to Purchase of CFB dated November 11, 2003, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

The undersigned hereby instruct(s) you to tender to CFB the number of Shares indicated below, at the price of $22.00 net per Share, pursuant to the terms of and conditions set forth in the Offer to Purchase, dated November 11, 2003, and the Letter of Transmittal.

     The   aggregate   number  of  Shares  to  be   tendered  by  you  for  (us)
(me):              Shares.
     --------------

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, BE EMPLOYED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

THE BOARD OF DIRECTORS OF CFB HAS UNANIMOUSLY APPROVED THE OFFER, NEITHER CFB NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES. DIRECTORS, OFFICERS AND EMPLOYEES OF CFB WHO OWN SHARES MAY PARTICIPATE IN THIS OFFER ON THE SAME BASIS AS OUR OTHER SHAREHOLDERS. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES.

                                PLEASE SIGN HERE


Signatures(s)
             -------------------------------------------------------------------
Name(s) (Please Print)
                      ----------------------------------------------------------
Address
       -------------------------------------------------------------------------
Zip Code
        ------------------------------------------------------------------------
Area Code and Telephone No.
                           -----------------------------------------------------
Tax Identification or Social Security No.
                                         ---------------------------------------
My Account Number With You
                          ------------------------------------------------------
Date
    ----------------------------------------------------------------------------

Exhibit 16(a)(1)(vi)

               NOT VALID UNLESS SIGNED BY AN ELIGIBLE INSTITUTION.

                          NOTICE OF GUARANTEED DELIVERY
                          OF SHARES OF COMMON STOCK OF
                              CFB BANCSHARES, INC.

            Pursuant to the Offer to Purchase Dated November 11, 2003

This Notice of Guaranteed Delivery, or one substantially in the same form or a facsimile copy of it, must be used to accept the Offer (as defined below) if:

(a) certificates for shares of common stock (the "Shares") of CFB Bancshares, Inc. are not immediately available; or

(b) time will not permit the Letter of Transmittal or other required documents to reach the Depositary before the Expiration Date (as defined in "Terms of the Offer-Expiration and Extension of the Offer; Amendment" section of the Offer to Purchase, as defined below).

This Notice of Guaranteed Delivery, signed and properly completed, may be delivered by hand, mail, overnight courier, telegram or facsimile transmission to the Depositary by the Expiration Date. See "Terms of the Offer-Procedure for Tendering Shares" in the Offer to Purchase.

                         ILLINOIS STOCK TRANSFER COMPANY

   By Mail, Overnight Courier or             By Facsimile Transmission:
   -----------------------------              --------------------------
      In Person By Hand Only:              for Eligible Institutions only)
      -----------------------                         (312)427-2879
  Illinois Stock Transfer Company
   209 Jackson Blvd., Suite 903
         Chicago, IL 60606                  Confirm Facsimile Transmission
                                                      by Telephone:
                                                    (312)427-2953 or
                                                     (800) 757-5755
                                          (toll free) 7:30 a.m.to 4:00 p.m. CST


DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THAT LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

The undersigned hereby tenders to CFB Bancshares, Inc. at the price of $22.00 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 11, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), receipt of which is hereby acknowledged, Shares of common stock (the "Shares"), pursuant to the guaranteed delivery procedure set forth under "Terms of the Offer-Procedure for Tendering Shares" in the Offer to Purchase.

PLEASE CALL ILLINOIS STOCK TRANSFER COMPANY, THE INFORMATION AGENT FOR THE OFFER, FOR ASSISTANCE IN COMPLETING THIS FORM AT (312) 427-2953 OR (800) 757-5755 (TOLL FREE), from 7:30 a.m. to 4:00 p.m. Central Standard Time.

Certificate Nos. (if available):
                                ------------------------------------------------
Name(s):
(Please Print)
              ------------------------------------------------------------------

Address(es):
            --------------------------------------------------------------------

City State Zip Code:
                    ------------------------------------------------------------

Area Code and
Telephone Number:
                 ---------------------------------------------------------------

                                    SIGN HERE

                                   ---------------------------------------------

Dated:                 , 2003
      -----------------
                                   (continued)

                                    GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings bank, savings and loan association or credit union having an office or correspondent in the United States (each, an "Eligible Institution"), hereby (i) represents that the undersigned has a net long position in Shares or in equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the Shares tendered, (ii) represents that such tender of Shares complies with Rule 14e-4 and (iii) guarantees that the certificates representing the Shares tendered hereby in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Depositary at its address set forth above within three business days after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.

Name of Firm:
             -------------------------------------------------------------------
Authorized Signature:
                     -----------------------------------------------------------
Address:
        ------------------------------------------------------------------------
Name:
     ---------------------------------------------------------------------------
Title:
      --------------------------------------------------------------------------
Zip Code:
         -----------------------------------------------------------------------
Area Code and Telephone Number:
                               -------------------------------------------------

Dated:                , 2003
      ----------------


DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Exhibit 16(a)(1)(vii)

                                [CFB LETTERHEAD]

                                November 11, 2003

Dear Shareholder:

CFB Bancshares, Inc. has announced that it is offering to purchase up to 45,454 shares of its common stock as of the close of business on December 12, 2003. CFB is offering to purchase these shares for a purchase price of $22.00 per share. If you have not previously exchanged your Citizens First Bank stock certificate(s) for stock certificate(s) of CFB Bancshares, Inc., you are, nevertheless, still eligible to tender your shares.

Shareholders who possess their stock certificates and whose shares are accepted for purchase will receive $22.00 per share when tendered to Illinois Stock Transfer Company, the Depositary for the offer. No brokerage or other fees will be charged.

Shareholders holding their shares with their broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this offer.

Enclosed with this package are various documents discussing this tender offer. A full description of the terms of the offer and the reasons we are making the offer are included in the document entitled "Offer to Purchase for Cash." Although we encourage you to review the entire Offer to Purchase for Cash, a summary of the terms of the offer are set forth on page 3, and a simple question and answer format is included on pages 4 through 6, of that document.

Our principal purpose in making the offer is to reduce the number of our shareholders. If we are able to reduce the number of record shareholders below 300, the Board of Directors intends to have the Company deregister its common stock with the Securities and Exchange Commission. As a result, the Company will be a "private" corporation rather than a "public" corporation and will no longer be obligated to file periodic reports and proxy statements with the SEC. Our Board has determined that this would be in the best interests of all shareholders due to the rising expenses associated with being a public institution in our current regulatory environment. We hope to substantially reduce our accounting, legal and other costs associated with SEC reporting and audit requirements. In addition, this will allow the Company's management to focus on business opportunities for the Company, as well as the needs of our shareholders and customers.

If not enough shareholders participate in this offer to reduce the number of record shareholders below 300, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will probably consider other options to reduce the number of shareholders.

If, after reading the Offer to Purchase, you still have questions about this tender offer, please feel free to contact our Information Agent, Illinois Stock Transfer Company, at the address provided at the end of the Offer to Purchase. We also urge you to read the documents you have received relating to this Offer to Purchase and give the matter your full consideration.

                                           Very truly yours,

                                           /s/ Billy M. Rice

                                           Billy M. Rice
                                           President and Chief Executive Officer